                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                SCHEDULE 13D/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 3)




                           REGENCY AFFILIATES, INC.
                       -------------------------------
                                (Name of Issuer)



                         Common Stock $0.40 Par Value
                    ---------------------------------------
                         (Title of Class of Securities)


                                  758847107
                              --------------------
                                 (Cusip Number)

                               James F. Koehler
                         7th Floor, Buckley Building
                              1501 Euclid Avenue
                            Cleveland, Ohio 44115
                                (216) 241-5310
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

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                                                SCHEDULE 13D

 CUSIP NO. 758847107                                                                     PAGE 2 OF 5 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     | Statesman Group, Inc.                                                                             |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                         (b) [   ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |                                                                                                   |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  3,982,368                                                      |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |  -----------                                                    |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  3,126,377                                                      |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |  -----------                                                    |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 3,126,377                                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     | 25.9                                                                                              |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | CO                                                                                                |
-----------------------------------------------------------------------------------------------------------
                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

        This Amendment No. 3 to Schedule 13D statement (the "Schedule") is filed on behalf of Statesman Group, Inc. ("Statesman") as the reporting person hereunder, and amends the Second Amended Schedule 13D filed by Statesman on April 4, 1995, which reported on events of March 31, 1995.

ITEM 1. SECURITY AND ISSUER.

        This Schedule relates to the voting common stock, $0.40 par value, of Regency Affiliates, Inc. ("Regency"). Regency maintains its principal executive offices at 3340 S.E. Federal Hwy., Suite 210, Stuart, Florida 34997 and its administrative offices at 10842 Old Mill Road, No. 5B, Omaha, Nebraska 68154.

ITEM 2. IDENTITY AND BACKGROUND.

        Statesman Group, Inc. has relocated its principal business office to King & George Streets, Nassau, Bahamas.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Shares were issued to Statesman by the Registrant in consideration of the execution by Statesman of the contract discussed in Item 6.

ITEM 4. PURPOSE OF TRANSACTION.

        (j) As a result of the contract discussed in Item 6, an additional 466,667 shares of Regency's $0.40 par value common stock will be issued to Statesman. In addition, Statesman is given the option to purchase an additional 6,100,000 shares of Regency's $0.40 par value common stock until April 15, 2007, at a price equal to $0.69 per share, which was the fair market value of the stock on June 3, 1997. Statesman may consider, but has no present plans or proposals to effectuate, the exercise of this option in whole or in part.


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        (k)     Except as set forth above, neither Statesman nor any
Instruction C Person has any present plans or proposals to take any actions similar to any of those enumerated in (a) through (j) above.

ITEMS 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the close of business on June 12, 1997, Statesman beneficially owned 3,126,377 shares (or approximately 25.9% of the pro forma 12,048,972 outstanding shares as of such date) of Regency's $0.40 par value common stock.

        It should be noted that both the total shares disclosed in this Item as being owned by Statesman, and the total number of Regency shares outstanding, include 466,667 shares which Statesman is entitled to receive, but which have not yet been issued to Statesman.

        (b) Statesman has sole power to vote or to direct the voting of, and the sole power to direct the disposition of, the 3,126,377 common, 208,850 Series-C preferred shares and 177 Series-E preferred shares of Regency held by it. In addition, under the Acquisition Agreement dated June 4, 1993 among Statesman, Regency and National Resource Development Corporation, Regency's Board of Directors received irrevocable proxies over 855,991 shares of Regency's $0.40 par value common stock. Since the Acquisition Agreement gives Statesman the right to designate the eight persons to fill vacancies on Regency's Board of Directors until a shareholders meeting, Statesman might be regarded as having effective current voting control over the 855,991 shares subject to such irrevocable proxies. These shares, when combined with the 3,126,377 shares of Regency common stock owned directly by Statesman as of June 12, 1997, would entitle Statesman to vote a total of 3,982,368 shares, or approximately 33.1% of the pro forma 12,048,972 outstanding as of June 12, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Pursuant to a Contract dated June 3, 1997 between Statesman and Regency, Statesman received 466,667 shares of Regency's $0.40 par value common stock. Statesman also received an option to purchase a further 6,100,00 shares of Regency's $0.40 par value common stock until April 15, 2007, at an effective price of $0.69 per share.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Contract dated June 3, 1997, between Regency Affiliates, Inc. and Statesman Group, Inc., filed as Exhibit 10(b) to the Form 8-K filed by Regency on June 13, 1997, and hereby incorporated by reference.


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                                  SIGNATURE
                                  ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                STATESMAN GROUP, INC.

Date June 13, 1997              /s/ Jacqueline M. Teske
    ---------------------       -----------------------------------
                                Jacqueline M. Teske, Secretary




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